UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

MaxLinear, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

57776J 100

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 57776J 100

1.	Names of Reporting Persons. Kishore V. Seendripu, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,015,993 shares of Class A Common Stock (1)
	6.	Shared Voting Power 3,544,701 shares of Class A Common Stock (2)
	7.	Sole Dispositive Power 1,015,993 shares of Class A Common Stock (1)
	8.	Shared Dispositive Power 3,544,701 shares of Class A Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,560,694 shares of Class A Common Stock (3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 13.1% (4)
12.	Type of Reporting Person (See Instructions) IN

(1)	Consists of 131,177 shares of Class A Common Stock held of record by the Reporting Person, 18,920 shares of Class B Common Stock held of record by the Seendripu Relatives Trust (“Relatives Trust”), 178,979 shares of Class B Common Stock held of record by the Kishore V. Seendripu Annuity Trust (“Kishore Trust”) and 178,979 shares of Class B Common Stock held of record by the Rekha S. Seendripu Annuity Trust (“Rekha Trust”). Kishore V. Seendripu, Ph.D., a member of the Issuer’s board of directors and named executive officer, is a trustee of the Relatives Trust, the Kishore Trust and the Rekha Trust. Includes options to purchase 312,149 shares of Class B Common Stock and options to purchase 195,789 shares of Class A Common Stock, which are fully vested and exercisable as of January 1, 2015. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, which is publicly traded stock, upon certain transfers and at the option of the holder. On the seventh anniversary of the closing of the Issuer’s initial public offering (March 29, 2017), the Class B Common Stock and the Class A Common Stock will automatically convert into a single class of Common Stock.
(2)	Consists of 3,544,701 shares of Class B Common Stock held of record by the Seendripu Family Trust (“Family Trust”). Kishore V. Seendripu, Ph.D., a member of the Issuer’s board of directors and named executive officer, is a trustee of the Family Trust. Rekha Seendripu, Kishore V. Seendripu’s spouse, is a trustee of the Family Trust. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, which is publicly traded stock, upon certain transfers and at the option of the holder. On the seventh anniversary of the closing of the Issuer’s initial public offering (March 29, 2017), the Class B Common Stock and the Class A Common Stock will automatically convert into a single class of Common Stock.
(3)	Represents 326,966 shares of Class A Common Stock and 4,233,728 shares of Class B Common Stock. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, which is publicly traded stock, upon certain transfers and at the option of the holder. On the seventh anniversary of the closing of the Issuer’s initial public offering (March 29, 2017), the Class B Common Stock and the Class A Common Stock will automatically convert into a single class of Common Stock.
(4)	The approximate percentages of Class A Common Stock outstanding as of October 23, 2014, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2014, plus the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, which is publicly traded stock, upon certain transfers and at the option of the holder. On the seventh anniversary of the closing of the Issuer’s initial public offering (March 29, 2017), the Class B Common Stock and the Class A Common Stock will automatically convert into a single class of Common Stock.

Page 2 of 6 pages

Item 1.

(a)	Name of Issuer:

MaxLinear, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2051 Palomar Airport Road

Suite 100

Carlsbad, California 92011

Item 2.

(a)	Name of Person Filing:

Kishore V. Seendripu, Ph.D.

(b)	Address of Principal Business Office or, if none, Residence:

Kishore V. Seendripu, Ph.D.

c/o MaxLinear, Inc.

2051 Palomar Airport Road, Suite 100

Carlsbad, California 92011

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share (1) and Class B Common Stock, $0.0001 par value per share (2)

(1)	Represents 326,966 shares of Class A Common Stock.
(2)	Represents 4,233,728 shares of Class B Common Stock. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, which is publicly traded stock, upon certain transfers and at the option of the holder. On the seventh anniversary of the closing of the Registrant’s initial public offering (March 29, 2017), the Class B Common Stock and the Class A Common Stock will automatically convert into a single class of Common Stock.

(e)	CUSIP Number:

57776J 100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 3 of 6 pages

Item 4.	Ownership.

The following information with respect to the ownership of the Class A Common Stock and Class B Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2014.

(a)	Amount Beneficially Owned: 4,560,694 (1)

(b)	Percent of Class: 13.1% (2)

(c)	Number of shares as to which such persons have:

(i)	Sole power to vote or to direct the vote: 1,015,993 (3)

(ii)	Shared power to vote or to direct the vote: 3,544,701 (4)

(iii)	Sole power to dispose or to direct the disposition of: 1,015,993 (3)

(iv)	Shared power to dispose or to direct the disposition of: 3,544,701 (4)

(1)	Includes an aggregate of 326,966 shares of Class A Common Stock and 4,233,728 shares of Class B Common Stock. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, which is publicly traded stock, upon certain transfers and at the option of the holder. On the seventh anniversary of the closing of the Issuer’s initial public offering (March 29, 2017), the Class B Common Stock and the Class A Common Stock will automatically convert into a single class of Common Stock.
(2)	The approximate percentages of Class A Common Stock outstanding as October 23, 2014, as reported in the Issuer’s Report on Form 10-Q for the quarterly period ended September 30, 2014, plus the aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, which is publicly traded stock, upon certain transfers and at the option of the holder. On the seventh anniversary of the closing of the Issuer’s initial public offering (March 29, 2017), the Class B Common Stock and the Class A Common Stock will automatically convert into a single class of Common Stock.
(3)	Consists of 131,177 shares of Class A Common Stock held of record by the Reporting Person, 18,920 shares of Class B Common Stock held of record by the Seendripu Relatives Trust (“Relatives Trust”), 178,979 shares of Class B Common Stock held of record by the Kishore V. Seendripu Annuity Trust (“Kishore Trust”) and 178,979 shares of Class B Common Stock held of record by the Rekha S. Seendripu Annuity Trust (“Rekha Trust”). Kishore V. Seendripu, Ph.D., a member of the Issuer’s board of directors and named executive officer, is a trustee of the Relatives Trust, the Kishore Trust and the Rekha Trust. Includes options to purchase 312,149 shares of Class B Common Stock and options to purchase 195,789 shares of Class A Common Stock, which are fully vested and exercisable as of January 1, 2015. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, which is publicly traded stock, upon certain transfers and at the option of the holder. On the seventh anniversary of the closing of the Issuer’s initial public offering (March 29, 2017), the Class B Common Stock and the Class A Common Stock will automatically convert into a single class of Common Stock.
(4)	Consists of 3,544,701 shares of Class B Common Stock held of record by the Seendripu Family Trust (“Family Trust”). Kishore V. Seendripu, Ph.D., a member of the Issuer’s board of directors and named executive officer, is a trustee of the Family Trust. Rekha Seendripu, Kishore V. Seendripu’s spouse, is a trustee of the Family Trust. Each share of Class B Common Stock is convertible into one share of Class A Common Stock, which is publicly traded stock, upon certain transfers and at the option of the holder. On the seventh anniversary of the closing of the Issuer’s initial public offering (March 29, 2017), the Class B Common Stock and the Class A Common Stock will automatically convert into a single class of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Page 4 of 6 pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 5 of 6 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9 , 2015
Date

By:	/s/ Kishore V. Seendripu, Ph.D.
Print Name Kishore V. Seendripu, Ph.D.

Page 6 of 6 pages